Filed by Noble Energy, Inc.

(Commission File No. 001-07964)

Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Rosetta Resources, Inc.

Commission File No.: 333-204592

This filing relates to the proposed merger of Noble Energy with Rosetta pursuant to the terms of an Agreement and Plan of Merger, dated as of May 10, 2015 (the “Merger Agreement”), by and among Noble Energy, Rosetta and Merger Sub. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Noble Energy on May 11, 2015, and is incorporated by reference into this filing.

Energizing the World, Bettering People’s Lives ® Investor Handout May 2015

NBL
NBL
Noble Energy
2
Designed to succeed in any environment
Well-Balanced, Diversified Portfolio Provides
Exceptional Optionality
Substantial
proved
reserves
and
unbooked
resources
Crude oil and natural gas exposure
U.S. unconventional, global offshore and
exploration
Disciplined and Prudent Investment Approach
Focus on retaining strength through the cycle
Strong Financial Capacity
Substantial existing liquidity
Commitment to investment grade rating
Proficient Organizational Capability
Onshore and offshore operations
Exploration and major project execution

NBL
NBL
Global Operations
3
Diversified portfolio of premier operating assets
Focused on Material Core Areas
With Running Room
Onshore
U.S.
-
DJ
Basin
and
Marcellus
Shale
Deepwater
-
GOM,
Eastern
Mediterranean
and West Africa
Best-in-class Project Execution
Delivered multiple onshore and offshore
major projects on schedule
Visible, Long-term Growth Options
High-impact, Strategic Exploration
Program
Two play opening prospects in 2015
Operational Leadership in All Areas
Safety, environment, and community
2014 Reserves
1.4 BBoe
2015 Production       ~ 307 MBoe/d
34% Oil, 9% NGL, 57% Natural Gas
2015 Capex                  ~ $2.9 Bn
Core operating areas
New ventures

NBL
NBL
Financial Position
4
2015 plans focused on maintaining strength
Proactive Financial Management
$5.7 B in total liquidity* at end of 1Q 15
Current Net Debt-to-Capital: 28%
No near-term debt maturities
Investment Grade Rating
Moody’s: Baa2
S&P: BBB
Strong 2015 Hedging Position
70% crude oil and 48% U.S. natural gas
Israel gas a natural hedge
* Liquidity defined as cash on hand plus unused credit capacity
0
1,000
2,000
3,000
4,000
2015
2016
2017
2018
2019
2020
2021
2022+
Well Managed Maturity Profile
$ MM
34%
37%
35%
29%
33%
28%
YE 2013
YE 2014
1Q 2015
Debt-to-Cap
Net Debt-to-Cap
Favorable Leverage

NBL
NBL
Commodity Hedging Positions
5
Increasing cash flow predictability and protecting value
* Based on forward strip pricing as of March 12, 2015
Crude Oil Hedges
U.S. Natural Gas Hedges
Year
MMBtu/d
Avg.
Fixed
Price
Avg.
Short
Put Price
Avg.
Floor
Price
Avg.
Ceiling
Price
2015
140,000 (Swaps)
$4.30
150,000 (3-Way)
$3.58
$4.25
$5.04
2016
40,000 (Swaps)
$3.60
30,000 (Collars)
$3.00
$3.50
60,000 (3-Way)
$2.88
$3.50
$4.03
Year
Bo/d
Avg.
Fixed
Price
Avg.
Short
Put Price
Avg.
Floor
Price
Avg.
Ceiling
Price
2015
35,000 (Swaps)
$91.43
4,167 (Collars)
$50.00
$64.94
33,000 (3-Way)
$73.03
$90.88
$99.96
2016
15,000 (Swaps)
$93.95
14,000 (3-Way)
$67.57
$80.36
$95.18
0
200
400
600
800
1,000
2015E
2016E
Projected Future Hedge
Settlements *
$ MM

NBL Dividend

Commitment to competitive payout
Over Last Decade, Dividend per Share has Grown at a 31% CAGR and
recently the annual dividend increased to $.72 per share
Note: N/A = No dividend paid
10-Year Dividend Growth
Per Share (2005 –
2014)
N/A
N/A
NBL
NBL
30%
20%
10%
0%
-10%
NBL
A
B
C
D
E
F
G
H
I
J
9%
6%
3%
0%
2002
2004
2006
2008
2010
2012
2014
NBL
Peers
Dividend Payout Ratio
Investment Grade Peers

Strong Performance Metrics

Demonstrated track record of success
0
200
400
600
800
1,000
1,200
1,400
1,600
0
50
100
150
200
250
300
350
0
500
1,000
1,500
2,000
2,500
3,000
3,500
0
5
10
15
20
25
30
Market Cap ($B)
Proved Reserves (MMBoe)
Funds From Operations ($MM)
Production (MBoe/d)
NBL
NBL

2015 Strategy and Messages

Maintain strength and flexibility
NBL
NBL
Leverage Benefits of a Well-Positioned,
Diversified Portfolio
Premier, low-cost base with optionality
Protect Balance Sheet and Financial Liquidity
Disciplined and flexible investment plan
Committed to investment grade rating
Capital More Aligned with Cash Flow
Average
sales
300
-
315
MBoe/d,
up
5%
after
adjusting
for asset divestitures
Core U.S. onshore development, major offshore projects,
and material exploration tests
Drive Cost Structure Lower
Make changes with a lasting impact
Retain Capacity to Accelerate Based on
Market Conditions

2015 Capital Program
Disciplined and prudent investment approach
Progress Core Onshore Unconventional
Programs
Focus on best return areas and maximize existing
facility infrastructure
Major Project Spending Limited to
Sanctioned Projects
Three GOM developments, first production from
Big Bend in fourth quarter of 2015
Suspend Israel investments pending regulatory
certainty
Exploration Focused on Committed
Projects
Substantial prospects include wells in Cameroon
and the Falkland Islands
Significant Agility and Flexibility in Plan
$2.9 Billion Capex
300 –
315 MBoe/d Volumes
DJ Basin Program
Focus on Wells Ranch
and East Pony IDPs
Marcellus Program
Includes investment in
CONE expansion
GOM Program
Focus on Rio Grande
(Big Bend, Dantzler) and
Gunflint development
DJ Basin
West Africa
Marcellus
GOM
Frontier
EMed
NBL
NBL

Core US Onshore Horizontal Production

Track record of substantial growth
60% Total Increase From 1Q14
DJ Basin up more than 50% and
Marcellus up nearly 75%
100 MBoe/d Increase Over Last
Two Years
Split evenly DJ Basin / Marcellus
Improving Well Performance and
Drilling Longer Laterals
Shared Learning Environment
Delivering Upside to Both
Core Plays
0
30
60
90
120
150
180
1Q12
1Q13
1Q14
1Q15
DJ Basin
Marcellus
Core US Onshore Horizontal Volume
MBoe/d
NBL
NBL

NBL
NBL
DJ Basin Asset
11
Deep inventory of high-value, low-cost opportunities
Large, Contiguous Acreage Position in
Premier U.S. Onshore Liquids Play
Over 500,000 net acres in Colorado, primarily focused
in oil window
Multi-Billion Barrel Net Risked Resources*
Upside
through
downspace
testing
and
evaluation
of
new completion designs
Technical and Operational Excellence
Maximizing efficiencies through extended reach laterals
and optimized execution
Expanding infrastructure capacity
Development Plans Deliver Enhanced
Economics and Decreased Footprint
Substantial value opportunity in IDP facilities
* Term defined in appendix

NBL
NBL
DJ Basin 2015 Operations
12
Focus on enhancing core positions
$1.1B Capital Program Delivers Over
5% Volume Growth
1Q15 total production of 116 MBoe/d
160% horizontal volume increase over last 2 years
Activity Led by High-Value Areas in
Wells Ranch and East Pony
Currently operating 4 drilling rigs in basin
High liquids content (>70%), lower capital and LOE
Optimizing well density and NPV per section
Increasing Value through Long Laterals
Substantial cost efficiencies and enhanced
recovery per lateral foot
Expanding Natural Gas Processing and
Crude Oil Takeaway
Material compression and processing adds in first
half of 2015
NE
WY
CO
CO
NBL Interests
CO
Greater Wattenberg
N Colorado
0
25
50
75
100
2011
2012
2013
2014
1Q15
Net DJ Horizontal Production
MBoe/d

NBL
NBL
Continued
Drilling
Efficiencies
–
DJ
Basin
13
Drilling 70% of 2014 Total Footage*
With 40% of Rigs
Retained most efficient rigs
2015 average lateral length up 20% from 2014
2015 Target Spud to Rig Release of
Under 8 Days (Standard Lateral
Length)
1Q15 actual of approximately 7 days
Reduced Drilling Times Delivering
Additional Well Completions in 2015
Deploying
additional
frac
crew
in
2H15
Record Drilling Highlights
Recent 9,280 foot lateral well in 7 days (spud
to rig release)
Delivering lower well costs and more completions
# of Days
* Total vertical and horizontal footage based on rig operating days per year
(excluding rig move days)
** Spud to rig release timing based on standard lateral length (4,500 feet)
1Q15 Avg
1,724
0
3
6
9
12
500
750
1,000
1,250
1,500
1,750
2012
2013
2014
2015E
Accelerated Drilling Performance
Total Footage Per Rig Per Day *
Spud to Rig Release **
Footage

NBL
NBL
Operational Efficiencies and Supplier Negotiations
Decreased drilling times and equipment optimization
contribute 5 -
15% savings
Supplier
services
(completion
and
drilling)
down
15
-
25%
Potential Further Well Cost Reductions
Additional supplier negotiations
Testing
slickwater
fluid
completions
at
a
savings
of
up to $0.2 MM per well
Approximately 60% of 2015 Drilling Program
in Wells Ranch
Benefitted by lower capital and operating costs from
existing NBL infrastructure
Lateral length average of ~7,500 feet
Substantial Cost Reductions –
DJ Basin
14
Significant progress on decreasing well costs
$3.8 MM
Wells Ranch
(4,500 foot lateral)
Stimulation -
Other
Drilling
Stimulation -
Pumping
Completion Equipment
Facilities and Site
Prep/Auxiliary Services
2015 Well Cost Allocation

NBL
NBL
DJ Basin Infrastructure
15
Infrastructure build-out supporting growth
Third Party Natural Gas Processing
Expansion and Optimization
DCP’s Lucerne-2 facility planned online in
2Q 2015 (200 MMcf/d)
Multiple compression projects in 1H 2015,
including 70 Ranch already online
Grand Parkway System Operational
End of 2015 / Early 2016
Low pressure system to optimize field
processing
NBL Expanding N Colorado Gas
Processing Capacity
NBL Keota plant startup in 1H 2015
Additional Oil Pipeline Projects
Underway
More than 80% of NBL oil exports the basin
Gas Midstream Infrastructure
Troudt
CS
45 MMcf/d
2Q 2015
Lucerne-2
200 MMcf/d
2Q 2015
Rocky CS
100 MMcf/d
2Q 2015
70 Ranch CS
45 MMcf/d
Online

NBL DJ Basin Infrastructure

Opportunity to unlock substantial value
Oil, Gas and Produced Water
Gathering
More than 300 miles of pipelines
Equity interest in White Cliff’s pipleine
Processing and Polishing Facilities
Wells
Ranch
–
45,000
Bbl/d
oil
and
140
MMcf/d
gas handling capacity
Platteville
and
Briggsdale
oil
polishing
units
Gas Processing Plants
Lilli –
20 MMcf/d, Keota –
15 to 30 MMcf/d
Cumulative Investments Greater Than
CONE Midstream at IPO
NBL
NBL

Marcellus Shale

Leading, low-cost U.S. natural gas basin
* Term defined in appendix
Substantial Acreage Position in SW
Marcellus
350,000 net acres in southwest fairway
88% NRI enhances returns
Leases largely held by existing production
Multi-Billion Barrel Equivalent Net
Risked Resources*
Well Performance -
EURs and IPs
Continue to Improve
Modified completions delivering further success
Efficiently Drilling Longest Laterals in
Appalachia Basin
Expanding Market Diversification
Increasing out of basin market outlets
NBL
NBL

Marcellus 2015 Operations

Focus JV on optimal capital allocation
$700 Million Capital Program Delivers Over
40% Volume Growth
1Q15 total production of 393 MMcf/d
Approximately 200% increase over last 2 years
Continued Performance Improvement
Operated Program Reduced to 1 Horizontal
Drilling Rigs
2 to 3 non-operated rigs focused in dry gas areas
Maximizing Value Through Long Laterals
and Enhanced Completion Designs
WV
OH
PA
Majorsville
SW PA Dry
OPS
Wet Gas Acreage
Dry Gas Acreage
WV
PA
NBL
NBL
MMcfe/d
400
300
200
100
0
2011
2012
2013
2014
2015
Net Marcellus Production

Marcellus Continuous Efficiency Improvement

Average 2015 Lateral Length Up
Nearly 50% from 2012
2015 Well Cost Per Lateral Foot
Estimated Down 15% from 2014
2015 average well cost estimated $8 MM*
for 8,000 foot lateral
Reductions include service cost
decreases, increased efficiencies and
optimization
Record Drilling Performance
Recent 7,000 ft. horizontal lateral leg
drilled in 1 day
Longest lateral well drilled in Marcellus at
approx. 14,000 lateral ft.
Drilling longest laterals in the play
* D&C cost includes allocated pad & facility costs
NBL
NBL
Operated Well Cost and Lateral
Feet Drilled
Lateral Ft.
10,000
8,000
6,000
4,000
2,000
0
2012
2013
2014
2015E
Lateral Ft.
Cost/Lat. Ft.
$/Lat. Ft. *
2,000
1,500
1,000
500

NBL
NBL
Marcellus RSCS Outperformance
20
Enhanced completions delivering ~30% improvement
Reduced Stage and Cluster Spacing
(RSCS) Enhancing Wet Gas Areas
Average 7,000 foot RSCS lateral includes 30-40
stages
Initial RSCS Wells Continue to
Outperform
WFN3, WFN6, SHL26 online more than 200 days
SHL13, SHL23, OXF1 online more than 100 days
SHL25, WEB13 online more than 40 days
2015 Capital Program Will Continue to
Optimize Stage and Cluster Length
Target over 50% operated wells completed with
RSCS
0
25
50
75
WFN3
WFN6
SHL13
SHL 26
SHL 23
OXF1
SHL25
WEB13
RSCS Outperformance
Versus Non-RSCS Average
Percent
Average 30%

NBL
NBL
Marcellus Marketing Summary
21
Expanding capacity and pricing points
Diversified Access to Local and
Regional Markets
Balanced Blend of Established
Firm Sales and Transportation
Flow assurance and value uplift
Firm Transport Expands to
Approx
800 MMcf/d in 2017 / 2018
Continued Market Diversification
Through Future Pipeline
Expansions
Recent out of Basin agreements to Gulf
Coast, Mid-Atlantic and Great Lakes areas
0
200
400
600
800
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18
Total Firm Sales and Transportation
Existing FT
Firm Sales
Gulf Coast
Gulf Coast, Mid-Atl, NE
Great Lakes
MMcf/d
TETCO M3
TETCO M2
Dominion
TCO
Current Average
Sales by Pipeline
Gulf Coast
Midcontinent

CONE Midstream Partners LP Overview

Monetizing midstream value
Marcellus Gathering MLP
Jointly owned by NBL and CNX
Material acreage dedication from
sponsors
Substantial pipeline and
compression facilities
CNNX IPO in September 2014
Facility investments prior to IPO of
approximately $460 MM gross
Gross IPO proceeds of $410 MM
NBL retains 32.1% LP interest and
50% ownership of GP
Ongoing Development Planned
to Support Further E&P Growth
Map sourced from CONE Midstream LP
NBL
NBL

Gulf of Mexico

Sustained value creation with visibility for significant growth
Louisiana
Gunflint
31% WI
Troubadour
60% WI
Big Bend
54% WI
Dantzler
45% WI
Ticonderoga
50% WI
Swordfish
85% WI
Raton /
Raton South
67% / 79% WI
Lorien
60% WI
Galapagos
26% Avg
WI
Katmai
50% WI
Proven Track Record of
Success
Leading-edge technology with disciplined
processes
Exploration Successes Drive
Near-term Production Increase
Big Bend commence production in 4Q
2015, Dantzler by end of 2015
Gunflint online by mid-2016
Existing Infrastructure Leads
to Short Project Cycle Times
Focus on high-value opportunities
Material Exploration Upside
Maturing exploration portfolio for
additional drilling in future
Producing
Under development
NBL Interests
Discovery
NBL
NBL

NBL
NBL
Substantial GOM Growth
24
Delivering strong oil production exiting 2015
0
10
20
30
2013
2014
2015E
2016E
Existing Production
New Projects
GOM Production
MBoe/d
2016 Average Production Estimated
to Double 2015 Volume
Three Major Projects Online By Mid-
2016
Big Bend commence production in 4Q15,
Dantzler by end of 2015
Gunflint online by mid-2016
NBL GOM Cash Margins Competitive
With Onshore U.S. Oil Plays
LLS pricing at a premium to U.S. resource plays
Attractive cost structure
2016 Drilling Program Focused on
Future Growth
Potential Katmai appraisal
1 to 2 exploration wells planned

Rio Grande Development (Big Bend and Dantzler)

Near-term major project impact to NBL
Total Gross Resources of 140 –
240 MMBoe
NBL operated
Mississippi Canyon 698, 782
Initial Production Startup with Big Bend
in 4Q 2015
Potential for additional producer wells
Dantzler Leveraging Big Bend Infrastructure
Allows acceleration of first production to year-end
2015
All Well Drilling/Completion Work Finished
Combined Big Bend and Dantzler Startup
Production of up to 20 MBoe/d, net
Fields
Potential
Gross
MMBoe
First
Production
Planned
Wells
Hydrocarbon
Big Bend
60
-
115
4Q 2015
1
Primarily oil
Dantzler
65
-
100
YE 2015
2
Primarily oil
Troubadour
15
-
25
future
1
Primarily gas
Troubadour
60% WI
Big Bend
54% WI
Dantzler
45% WI
Thunder Hawk
Production Facility
Infrastructure
Development
NBL Interests
Discovery
NBL
NBL

Gunflint Development

Optimized plan with existing infrastructure
NBL Operated with 31% WI
Mississippi Canyon 948, 992
Primarily oil development
Initial Development Based on Gross
Resources of 35 -
90 MMBoe
100
MMBoe
gross
upside
leveraging
technology, infrastructure, and reservoir
performance
First Production Planned for
Mid-2016
Two-well subsea tieback
PHA
with
Gulfstar
host
facility
80% oil
Production of 5 to 8
MBoe/d, net, at
Startup
•
23 mile subsea tie-back
•
4,100
-
6,100 ft. water
depth
•
Expandable dual flow-
line system
NBL
NBL

West Africa

Substantial cash-flow with material upside
Unique Approach to Creating Value
Liquids and gas monetization with
LPG, LNG and Methanol
Maximizing and Sustaining Current
Production
Relatively low declines at Alba and Aseng
Recent production enhancements at Alen
Facility maintenance and project
turnarounds impacting 2015 production
Cameroon Exploration Well
Planned for Mid-2015
Cheetah gross mean resources in excess
of 100 MMBoe
Results expected in 3Q 2015
Expanding Regional Position into
Highly Prospective Areas
Equatorial
Guinea
Cameroon
Aseng
38% WI
Methanol Plant  45% WI
LPG Plant  28% WI
Bioko
Island
Alen
45% WI
Alba Field
34% WI
Tilapia PSC
47% WI
YoYo
License
50% WI
Producing
Discovery
NBL Interests
Exploration
Cheetah
Prospect
NBL
NBL

Cameroon –
Cheetah Prospect

Initial Cretaceous oil prospect in Douala Basin
Gross Mean Unrisked
Resources
in Excess of 100 MMBoe
WI 47%, NRI 35%
Well Summary
Water depth: 85
ft.
Total planned depth: 13,100
ft.
Prospect Characteristics
Multiple Upper Cretaceous targets
Primary risk: reservoir quality
4-way dip closed structure
Geologic chance of success 20-25%
Results Anticipated in 3Q 2015
Note: image represents one of multiple potential sand intervals
Equatorial
Guinea
Cameroon
Aseng
Alen
Cheetah
Prospect
Cheetah
Producing
Discovery
NBL Interests
Exploration
NBL
NBL
Alba

Eastern Mediterranean

World-class discoveries with world-class opportunities
Over 40 Tcf
Gross Resources
Discovered
Outstanding Operational Performance
from Tamar
Averaging 750 MMcf/d since startup
Generating strong cash flow to support
future projects
Growing Domestic and Regional
Opportunities
Regulatory Clarity Needed to Advance
Next Round of Major Projects
Material Remaining Exploration
Potential
Tamar
36% WI
Tamar SW
36% WI
Tel Aviv
Ashdod
Israel
Egypt
Producing
Discovery
NBL Interests
Cyprus
70% WI
Leviathan
40% WI
AOT
47% WI
NBL
NBL

NBL
NBL

Outstanding Operational Performance
Near 100% facility uptime
Current deliverability capacity of over 1.1 Bcf/d
Averaged 750 MMcf/d since startup
Onshore AOT Compression Project on
Schedule
Mid-2015 startup
Provides additional peak gas capacity
Additional Expansion of Deliverability
Requires Regulatory Certainty
Supported by domestic and regional
export customers
Includes Tamar SW development
10
Tcf
Tamar
Field
Supplying
growing
domestic
and
regional
demand

NBL
NBL
Market Export Opportunities –
Israel and Cyprus
31
Over 20 Tcf
available for export
Initial Tamar Regional Gas Sales and
Purchasing Agreements Signed
Dolphinus
Holdings
–
Up
to
250
MMcf/d
interruptible
Arab
Potash
and
Jordan
Bromine
Company
–
total
66Bcf
Additional Regional Pipeline LOIs Signed
Tamar
–
Union
Fenosa
Gas
–
440
MMcf/d
total
2.5
Tcf
Leviathan
–
BG
Group
LNG
–
700
MMcf/d
total
3.75
Tcf
Leviathan
–
NEPCO
Jordan
–
300
MMcf/d
total
1.6
Tcf
Substantial Additional Opportunities
Upside
capacity
under
existing
LOIs
Cyprus
domestic
market
and
LNG
potential
Timing of Regional Exports and Domestic
Expansion Dependent on Regulatory
Certainty
Gross
Resource
(Tcf)
Export %
Export
Volume (Tcf)
Tamar
10
50%
2.0*
Tamar SW
0.7
75%**
0.5
Leviathan
21.9
50%
10.9
Tanin
1.2
75%
0.9
Karish
1.8
75%
1.4
Dalit
0.5
75%**
0.4
Dolphin
0.1
75%**
0.1
Cyprus
5
100%
5.0
Total
41.2
21.2
* 50% of uncontracted
volumes
** Up to 100% at discretion of MEWR

NBL
NBL
22 Tcf
Leviathan Field
32
Huge potential for Israel and NBL
Largest Natural Gas Discovery in the World in 2010
NBL operated, 40% WI
Potential Second Source of Natural Gas for Domestic Consumption
Meet growing demand and conversion to natural gas
Multiple LOIs to Initiate Gas Export to Regional Customers
Well down the path with Egypt and Jordan
Substantial Project Readiness
1.6 Bcf/d FPSO
Progress on Investment Climate in Israel Necessary
for Project Sanction
Continuing discussions with multiple Government Ministries

NBL
NBL
Global Exploration Program
33
Designed to deliver long-term value
Track Record of Success in Proven
and Frontier Areas
Recognized as a top explorer
Created core areas in Douala and Levant
basins
Enhanced GOM and DJ Basin core areas
Program with the Ability to Deliver
New Discoveries Annually
Additional exploration in existing core areas
Dedicated new ventures effort building the
future
2015 Exploration Program Focused on
Significant Prospect Commitments
First two operated wells in Falklands
Cameroon oil target
Cumulative Discovered Resource
Over 3 BBoe
Net
0
1
2
3
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
BBoe

34 Energizing the World, Bettering People’s Lives ®

U.S. Onshore –
NE Nevada

Large-scale organic exploration opportunity
NBL Operated
Over 400,000 gross acres, 66% fee
220 square miles 3D seismic
Play Characteristics
Depth
range
6,000
-
12,000
ft.
Unconventional tight oil prospect, similar
deposition to Uinta Basin
Initial Wells Proved Productive Nature
of the Targeted Reservoir
Four wells drilled across acreage position
Initial vertical completion in Humboldt produced
oil
Recent completion in Huntington tested oil,
awaiting production facilities for 2Q 15 start-up
Assessing Next Steps for Appraisal
Area 3
Mary’s River
Area 2
Humboldt
2 Wells
Drilled
1 well
Drilled
Area 1
Huntington
1 well
Drilled
3D Surveys
Area Designation
NBL Interests
NV

Falkland Islands

New frontier with significant prospectivity
Over 10 MM Gross Acres
North
Basin
-
operated
with
75% WI
South
Basin
-
operated
with
35%
WI
Multi-billion barrel gross unrisked
resource potential
2,500 sq. miles 3D seismic acquired to date
Similar Geologic Plays to
West Africa Margin
Initial Operated Prospect to Spud
by End of 2Q15
Humpback, one of multiple stacked fan
prospects
Acquisition of Rhea Acreage
De-risked by nearby multiple discoveries
including 400+ MMBoe Sea Lion
~ 250 MMBo
prospect to spud by the end of
2015
Falkland
Islands
Darwin Discovery
Basin Floor Fan
Slope Fan
Tilted Fault Block
NBL Interests
Humpback
South Basin
Rhea
North Basin
Sea Lion Discovery

NBL
NBL
Southern Sub-Basin
Falkland Islands –
Humpback Prospect
37
Initial well in a billion barrel plus petroleum system
Gross
Mean
Unrisked
Resources
in Excess of 250 MMBo
WI 35%, NRI 32%
Humpback-1 Well Summary
Water depth: 4,170
ft.
Total planned depth: 17,550
ft.
Prospect Characteristics
Multiple Cretaceous targets
Primary risk: containment
Stratigraphic trap play
Geologic chance of success 20-25%
Results Anticipated in 3Q 2015
Note: image represents one of multiple potential sand intervals
Humpback-1

NBL
NBL
ROSE Acquisition
38
All-Stock
Transaction
–
1
ROSE
Share
0.542
Shares
of
NBL
ROSE shareholders will own 9.6% of NBL
Attractive Valuation Metrics
EV / 1Q 2015 Production -
~$58,500 per Boe/d
EV / Proved Reserves -
~$13.65 per Boe
Two New Positions: Eagle Ford Shale and Permian
1,800
gross
horizontal
locations
providing
1
BBoe
net
unrisked
potential
Production CAGR of ~ 15% over next serval years and generating positive free cash flow annually
Strong economics that compete within portfolio
Immediately Accretive to Earnings and Cash Flow per Share
Neutral on key Credit metrics
Leverages Technical Onshore Expertise
Expect to Close in 3Q 2015
Entry into two premier U.S. Onshore plays

New Positions in U.S. Unconventional Plays

Permian
•
46,000 net acres Delaware Basin
•
10,000 net acres Midland Basin
•
Average WI ~72%
•
1,200 gross future locations
•
7 MBoe/d 1Q15 production
Eagle Ford
•
50,000 net acres, primarily in
Dimmit & Webb counties
•
Average WI -
100%
•
640 gross future locations
•
59 MBoe/d 1Q15 production
Strong economics and deep inventory of opportunities

Pro Forma Asset Portfolio

Rosetta Resources
Noble Pro Forma
Noble Energy
318 MBoe/d
43% Liquids
1,404 MMBoe
31% Liquids
66 MBoe/d
62% Liquids
384 MBoe/d
46% Liquids
282 MMBoe
61% Liquids
1,686 MMBoe
36% Liquids
ROSE expands NBL production / reserves by 20%
First Quarter 2015 Production Mix
2014 Year End Proved Reserves

Appendix 41

2015 Annual Guidance

2014 Actual
2015 Estimate
Sales Volumes (MBoe/d)
298 / 291*
300 -
315
Product Mix (Oil / Gas / NGL)
35% / 56% / 9%
34% / 57% / 9%
Capital ($B)
$4.9
$2.9
Equity Investment Income ($MM)
$170
$85 -
$115
Lease Operating ($/Boe)
$5.55
$4.70 -
$5.10
Transportation, Gathering ($/Boe)
$1.56
$1.90 -
$2.30
DD&A ($/Boe)
$16.17
$15.65 -
$16.15
Production Taxes (% Revenues)
3.7%
3.8 -
4.2%
Exploration ($MM)
$498
$280 -
$350
G&A ($MM)
$503
$450 -
$490
Interest, net / Capitalized ($MM)
$210 / $116
$245 -
265 / $120 -
140
Effective Tax Rate / Deferred Ratio
26% / 26%
45 -
55% / 20 -
30%
* Volumes adjusted for assets sold throughout 2014

Forward-looking Statements and Other Matters

This presentation also contains certain historical and forward-looking non-GAAP measures of financial performance that management believes are good tools for internal use and the investment community in evaluating Noble Energy’s overall financial performance. These non-GAAP measures are broadly used to value and compare companies in the crude oil and natural gas industry. Please also see Noble Energy’s website at http://www.nobleenergyinc.com
under “Investors” for reconciliations of the differences between any historical non-GAAP measures used in this presentation and the most directly comparable GAAP financial measures. The GAAP measures most comparable to the forward-looking non-
GAAP financial measures are not accessible on a forward-looking basis and reconciling information is not available without unreasonable effort.
This presentation contains certain "forward-looking statements" within the meaning of federal securities laws. Words such as "anticipates",
"believes," "expects", "intends", "will", "should", "may", and similar expressions may be used to identify forward-looking statements. Forward-
looking statements are not statements of historical fact and reflect Noble Energy's current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Noble Energy and Rosetta, including future financial and operating results, Noble Energy's plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations.  No assurances can be given that the forward-looking statements contained in this presentation will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Rosetta shareholder approval; the risk that Rosetta or Noble Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger, the risk that a condition to closing of the merger may not be satisfied, the timing to consummate the proposed merger, the risk that the businesses will not be integrated successfully, the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, the diversion of management time on merger-related issues, the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government regulation or other actions, the ability of management to execute its plans to meet its goals and other risks inherent in Noble Energy's and Rosetta's businesses that are discussed in Noble Energy's and Rosetta's most recent annual reports on Form 10-K, respectively, and in other Noble Energy and Rosetta reports on file with the Securities and Exchange Commission (the "SEC"). These
reports are also available from the sources described above. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Noble Energy undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

NBL
NBL
Forward-looking Statements and Other Matters
44
The Securities and Exchange Commission requires oil and gas companies, in their filings with the SEC, to disclose proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The SEC permits the optional disclosure of probable and possible reserves, however, we have not disclosed our probable
and
possible
reserves
in
our
filings
with
the
SEC.
We
use
certain
terms
in
this
presentation,
such
as
“discovered
unbooked
resources”,
“resources”,
“risked
resources”,
“recoverable
resources”,
“unrisked
resources”,
“unrisked
exploration
prospectivity”
and
“estimated
ultimate
recovery” (EUR). These estimates are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized. The SEC guidelines strictly prohibit us from including these estimates in filings with the SEC. Investors are urged to consider closely the disclosures and risk factors in our most recent Form 10-K and in other
reports
on
file
with
the
SEC,
available
from
Noble
Energy’s
offices
or
website,
http://www.nobleenergyinc.com.
Additional Information And Where To Find It
This
communication
does
not
constitute
an
offer
to
sell
or
the
solicitation
of
an
offer
to
buy
any
securities
or
a
solicitation
of
any
vote
or
approval.
In connection with the proposed merger between Noble Energy and Rosetta, Noble Energy will file with the SEC a Registration
Statement
on
Form
S-4
that
will
include
a
proxy
statement
of
Rosetta
that
also
constitutes
a
prospectus
of
Noble
Energy.
Rosetta
will
mail
the
proxy
statement/prospectus
to
its
shareholders.
This
document
is
not
a
substitute
for
any
prospectus,
proxy
statement
or
any
other
document
which
Noble
Energy
or
Rosetta
may
file
with
the
SEC
in
connection
with
the
proposed
transaction.
Noble
Energy
and
Rosetta
urge
Rosetta
investors
and
shareholders
to
read
the
proxy
statement/prospectus
regarding
the
proposed
merger
when
it
becomes
available,
as
well
as
other
documents
filed
with
the
SEC,
because
they
will
contain
important
information.
You
may
obtain
copies
of
all
documents
filed
with
the
SEC
regarding
this
transaction,
free
of
charge,
at
the
SEC's
website
(www.sec.gov).
You
may
also
obtain
these
documents,
free
of
charge,
from
Noble
Energy's
website
(www.nobleenergyinc.com)
under
the
tab
"Investors"
and
then
under
the
heading
"SEC
Filings."
You
may
also
obtain
these
documents,
free
of
charge,
from
Rosetta's
website
(www.rosettaresources.com)
under
the
tab
"Investors"
and
then
under
the
heading
"SEC Filings."
Participants In The Merger Solicitation
Noble
Energy,
Rosetta,
and
their
respective
directors,
executive
officers
and
certain
other
members
of
management
and
employees
may
be
soliciting
proxies
from
Rosetta
shareholders
in
favor
of
the
merger
and
related
matters.
Information
regarding
the
persons
who
may,
under
the
rules
of
the
SEC,
be
deemed
participants
in
the
solicitation
of
Rosetta
shareholders
in
connection
with
the
proposed
merger
will
be
set
forth
in
the
proxy
statement/prospectus
when
it
is
filed
with
the
SEC.
You
can
find
information
about
Noble
Energy's
executive
officers
and
directors
in
its
definitive
proxy
statement
filed
with
the
SEC
on
March
27,
2015.
You
can
find
information
about
Rosetta's
executive
officers
and
directors
in
its
definitive
proxy
statement
filed
with
the
SEC
on
March
26,
2015.
Additional
information
about
Noble
Energy's
executive
officers
and
directors
and Rosetta's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available.
You can obtain free copies of these documents from Noble Energy and Rosetta using the contact information above.

ROSE Acquisition

Enhances NBL’s Leading Onshore Unconventional Business
Impactful positions in Eagle Ford Shale and Permian
1,800
gross
horizontal
locations
providing
1
BBoe
net
unrisked
potential
Production CAGR of more than 15% over next several years
Attractive Valuation Metrics
EV / 1Q 2015 Production -
~$58,500 per Boe/d
EV / Proved Reserves -
~$13.65 per Boe
Immediately Accretive to the Portfolio and Financial Measures
Neutral on key credit metrics
Leverages Onshore Technical and Operational Expertise
Expect to Close in 3Q 2015
Compelling entry into two premier U.S. Onshore plays

New Positions in U.S. Unconventional Plays

Permian
•
46,000 net acres Delaware Basin
•
10,000 net acres Midland Basin
•
Average WI ~72%
•
1,200 gross future locations
•
7 MBoe/d 1Q15 production
Eagle Ford
•
50,000 net acres, primarily in
Dimmit & Webb counties
•
Average WI -
100%
•
640 gross future locations
•
59 MBoe/d 1Q15 production
Adds diversity and optionality to onshore portfolio
Extensive Technical Review
and Knowledge of Basins
Well-Positioned Acreage
with Strong Economics
60%+ total liquid component
Continued Well
Performance Improvements
Moving into best areas
Modifying completion designs
Substantial Running Room
10+ year inventory in Eagle Ford
20+ year inventory in Permian
Multi-zone, stacked pay potential

Improve Operational and Capital
Efficiencies
Focus on core acreage position
Extend lateral lengths
Optimize well spacing
Refine completion designs and technique
Anticipate Significant Well Cost
Reductions
Establish stable drilling program
Reduce drill days and cycle times
Economies of scale
Development Plan Approach to Facilities
and Infrastructure
NBL Financial Strength and Flexibility
Value Enhancing Opportunities
Leverage learnings from the DJ Basin and Marcellus

Material Volume Growth to NBL

Accelerating production to 100 MBoe/d by 2018
Substantial Long-Term
Growth
Over 15% production CAGR
through 2018
Near-term growth driven by Eagle
Ford
Long-term upside through Permian
and Upper Eagle Ford
Operating Cash Flows* in
Excess of Capital
Investments Annually
Current Production
Equivalent to NBL’s Third
Largest Core Area
Increases reserves and production
by ~ 20%
* Operating cash flows represents total revenues (including hedges) less operating expenses, severance taxes, and allocated interest
Eagle Ford & Permian
Production Outlook
MBoe/d
25
50
75
100
2015E
2016E
2017E
2018E

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